Sent via E-mail
April 14, 2023
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Registration Statement on Form S-4 (Registration No. 333-268349)
To whom it may concern:
        Reference is made to the above-referenced registration statement (the
 Registration Statement   ) of
TLG Acquisition One Corp. (   TLGA   ) under the Securities Act of 1933, as
amended (the    Securities Act   )
with respect to a proposed business combination involving TLGA and Electriq
Power, Inc. (   Electriq   ) (the
   Transaction   ). The Registration Statement has not yet been declared
effective as of the date of this letter.

        This letter is to advise you that, effective as of April 10, 2023, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration
Statement as acting or agreeing to act with respect to the Transaction.

         Therefore, we hereby advise you, TLGA and Electriq, pursuant to
Section 11(b)(1) of the Securities
Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the
Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates
(within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration
Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.


                                                            Sincerely,

                                                            Truist Securities,
Inc.


                                                            By:
                                                            _________________
                                                            Name: 0LWHVK
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                                                            Title: 0DQDJLQJ
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cc:     Patrick Fullem
        Jay Ingram